Exhibit 99.1

Foresight Signs First Commercial Agreement with Elbit Systems

The leading Israeli defense company will also receive exclusive marketing rights to Foresight’s proprietary image processing software for the defense, paramilitary and homeland security markets.

Ness Ziona, Israel – June 19, 2019 - Foresight Autonomous Holdings Ltd. (Nasdaq and TASE: FRSX), an innovator in automotive vision systems, announced today the signing of a commercial agreement with Elbit Systems Land Ltd., a subsidiary of Elbit Systems Ltd. (Nasdaq and TASE: ESLT), for exclusive marketing of its proprietary image processing software for the defense, paramilitary and homeland security markets. Elbit, a $6.7-billion leading defense electronics company based in Israel, intends to integrate Foresight’s image processing software into its products, systems and solutions, and to market it globally. The software will be implemented in wheeled military and security ground vehicles, including unmanned vehicles.

This commercial agreement follows a successful evaluation of the QuadSight™ four-camera vision system prototype purchased by Elbit, as reported by Foresight on March 4, 2019. Elbit thoroughly tested the QuadSight system in comparison with other solutions and chose it for its outstanding performance. The system was evaluated over a period of two months in both controlled and uncontrolled environments, including testing in off-road driving conditions.

According to the agreement, Foresight will sell the current version of its proprietary image processing software in the form of a software license to both Elbit and Elbit’s customers for several thousand U.S. dollars per license. Foresight will also provide support and maintenance services to Elbit for an additional fee. Furthermore, Foresight expects to receive a more substantial consideration in return for future development agreements in order to accommodate changes to its current software version, as required by Elbit or Elbit’s customers, on a case-by-case basis.

Elbit will have exclusive rights to market and sell Foresight’s image processing software in Israel for a period of several years. In order to maintain exclusive rights in Israel, Elbit committed to issue minimum annual orders for the exclusivity period, with an initial purchase order in the amount of approximately $50,000 due after the execution of the agreement.

Elbit will also have exclusive rights to distribute Foresight’s image processing software globally for an initial period, as determined in the agreement. The global exclusivity excludes several customers within the defense industry who are already engaged in commercial activity with Foresight. The exclusivity rights, both in Israel and globally, may be extended based on sales achievements.

“We are very excited to announce our cooperation with a leading global company like Elbit, which marks an important milestone for Foresight. This agreement validates the business approach we have taken over the last year, selling prototype systems and offering strategic partners the chance to experience our unique solution firsthand and integrate it into their vehicles.” said Haim Siboni, CEO of Foresight. “Elbit is known for its rigorous testing and strict requirements. The QuadSight system was selected as Elbit’s technology of choice when compared to other competing technologies, further strengthening Foresight’s position as a technology leader for advanced automotive vision systems. Entering the new defense market will enable Foresight to extend and enhance its current product capabilities and will open new opportunities.”

About QuadSight™

The QuadSight system was launched in January 2018 at the Consumers Electronics Show in Las Vegas. Foresight regards QuadSight as the industry’s most accurate quad-camera vision system, offering exceptional obstacle detection for semi-autonomous and autonomous vehicle safety. Through sensor fusion, QuadSight leverages reflected light from visible-light cameras with thermal energy captured by long-wave infrared cameras for robust accurate object detection of any shape, form or material, in all weather and lighting conditions - including complete darkness, rain, haze, fog and glare. By adapting field-proven security technology that has been deployed for almost two decades, QuadSight™ offers autonomous vehicles perception capabilities beyond those of human eyes and reduces the likelihood of accidents and injuries.

About Foresight

Foresight Autonomous Holdings Ltd. (Nasdaq and TASE: FRSX), founded in 2015, is a technology company engaged in the design, development and commercialization of sensors systems for the automotive industry. Through the company’s wholly owned subsidiaries, Foresight Automotive Ltd. and Eye-Net Mobile Ltd., Foresight develops both “in-line-of-sight” vision systems and “beyond-line-of-sight” cellular-based applications. Foresight’s vision sensor is a four-camera system based on 3D video analysis, advanced algorithms for image processing, and sensor fusion. Eye-Net Mobile’s cellular-based application is a V2X (vehicle-to-everything) accident prevention solution based on real-time spatial analysis of clients’ movement.

The company’s systems are designed to improve driving safety by enabling highly accurate and reliable threat detection while ensuring the lowest rates of false alerts. Foresight is targeting the semi-autonomous and autonomous vehicle markets and predicts that its systems will revolutionize automotive safety by providing an automotive-grade, cost-effective platform and advanced technology.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates" and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Foresight is using forward-looking statements in this press release when it discusses Elbit’s integration and marketing of Foresight’s products, sales of Foresight’s proprietary software in the form of a software license and the cost thereof, that Foresight will provide support and maintenance services for an additional fee, that Foresight expects to receive substantial consideration in return for future development agreements, and that entering the new defense market will enable Foresight to extend and enhance its current product capabilities and will open new opportunities. Because such statements deal with future events and are based on Foresight’s current expectations, they are subject to various risks and uncertainties, and actual results, performance or achievements of Foresight could differ materially from those described in or implied by the statements in this press release.

The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading "Risk Factors" in Foresight's annual report on Form 20-F filed with the Securities and Exchange Commission ("SEC") on March 20, 2019, and in any subsequent filings with the SEC. Except as otherwise required by law, Foresight undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Foresight is not responsible for the contents of third party websites.

Investor Relations Contact:
Miri Segal-Scharia
CEO
MS-IR LLC
msegal@ms-ir.com
917-607-8654